Exhibit 99.1

eLong Reports Second Quarter 2012 Unaudited Financial Results

Quarterly room nights exceed 3 million for the first time in eLong’s history

BEIJING, August 20, 2012 /PRNewswire-Asia/ — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2012.

Highlights

•

Hotel room nights booked through eLong in the second quarter increased 65% to 3.7 million room nights compared to 2.2 million in the prior year period. Online hotel bookings comprised 72% of total hotel bookings, compared to 55% in the second quarter of 2011.

•	Hotel commission revenue for the second quarter increased 47% to RMB153.8 million (US$24.2 million), compared to RMB104.6 million (US$16.2 million) in the second quarter of 2011.

•	Net revenues for the second quarter increased 33% to RMB185.0 million (US$29.1 million), compared to RMB139.1 million (US$21.5 million) in the second quarter of 2011.

•	Net income for the second quarter increased to RMB16.0 million (US$2.5 million), compared to RMB7.1 million (US$1.1 million) in the prior year period.

•

Domestic hotel coverage network expanded 52% to over 32,000 domestic hotels as of June 30, 2012, compared to 21,000 as of June 30, 2011. In addition, eLong offers almost 155,000 international hotels through a direct connection to Expedia.

“In the second quarter, eLong delivered a record high number of hotel room nights, was the clear leader in hotel groupbuy, and continued to gain market share in the hotel booking segment,” said Guangfu Cui, Chief Executive Officer of eLong. “In the third quarter, we have launched our largest-ever marketing campaign to drive awareness of our brand, innovative products and services.”

Business Results

Revenues

Total revenues by product for the second quarter of 2012 as compared to the same period in 2011 were as follows (in RMB million):

	Q2 2012	% Total	Q2 2011	% Total	Y/Y Growth
Hotel reservations	153.8	78%	104.6	70%	47%
Air ticketing	29.9	15%	32.2	22%	(7%)
Other	13.3	7%	11.7	8%	14%

Total revenues	197.0	100%	148.5	100%	33%

Hotel Reservations

Hotel commission revenue increased 47% in the second quarter of 2012 compared to the same period in 2011, primarily due to higher volume, partially offset by lower commission per room night. Room nights booked through eLong in the second quarter increased 65% year-on-year to 3.7 million. Commission per room night decreased 11% year-on-year, primarily due to the growth of groupbuy and lower average daily rate hotel room nights. Hotel commission revenue grew to 78% of total revenues from 70% in the prior year quarter.

Air Ticketing

Air ticketing commission revenue decreased 7% in the second quarter of 2012 compared to the prior year quarter, driven by an 8% decrease in air segments to 525,000, partially offset by a 1% increase in commission per segment. Commission per segment increased due to a 5% increase in average ticket price, partially offset by a lower air commission rate compared to the same quarter of 2011. Air ticketing commission revenue decreased to 15% of total revenues from 22% in the prior year quarter.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 14% year-on-year in the second quarter of 2012. Other revenue decreased to 7% of total revenues from 8% in the prior year quarter.

Profitability

Gross margin in the second quarter of 2012 increased to 75%, compared to 74% in the second quarter of 2011. The improvement in gross margin was driven by mix shift to hotel and online bookings, partially offset by higher personnel expenses and lower hotel commission revenue per room night.

Operating expenses for the second quarter of 2012 as compared to the same period in 2011 were as follows (in RMB million):

	Q2 2012	% of Net Revenue	Q2 2011	% of Net Revenue	Y/Y Growth
Service development	30.5	16%	22.7	16%	34%
Sales and marketing	90.5	49%	54.9	40%	65%
General and administrative	14.6	8%	12.8	9%	14%
Amortization of intangible assets	0.3	—	0.1	—	104%
Charges related to property and equipment	—	—	0.1	—	N/M

Total operating expenses	135.9	73%	90.6	65%	50%

Total operating expenses increased 50% for the second quarter of 2012 compared to the second quarter of 2011. Total operating expenses increased to 73% of net revenues in the second quarter of 2012 from 65% in the prior year quarter.

Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 34% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses were 16% of net revenues, consistent with the same quarter of 2011.

Sales and marketing expenses for the second quarter of 2012 increased 65% over the prior year quarter, mainly driven by increased online marketing expenses, hotel commission payments to affiliates, as well as advertising expenses. Sales and marketing expenses increased to 49% of net revenues in the second quarter of 2012 from 40% in the same quarter of 2011.

General and administrative expenses for the second quarter of 2012 increased 14% compared to the prior year quarter, mainly driven by higher personnel expenses. General and administrative expenses decreased to 8% of net revenues in the second quarter of 2012 from 9% in the same quarter of 2011.

Other income/(expense) represents interest income, foreign exchange losses and other income/(expense). Other income was RMB14.0 million in the second quarter of 2012 compared to other expense of RMB3.2 million in the second quarter of 2011, primarily driven by an increase in interest income and a decrease in foreign exchange losses. Interest income in the second quarter of 2012 increased to RMB14.0 million, compared to RMB5.3 million in the second quarter of 2011, due to higher interest yield and a larger cash balance than a year ago. Foreign exchange losses on our cash and cash equivalents and short-term investments decreased to RMB0.03 million in the second quarter of 2012, from RMB8.1 million in the second quarter of 2011 as we held a smaller percentage of our cash and cash equivalents, short-term investments and restricted cash in US dollars than in the prior year quarter.

As of June 30, 2012, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$300 million), of which 98% was held in Renminbi and 2% was held in US dollars, compared to total cash and cash equivalents, short-term investments and restricted cash of RMB1.8 billion (US$283 million), of which 41% was held in Renminbi and 59% held in US dollars as of June 30, 2011.

Net income for the second quarter of 2012 was RMB16.0 million, compared to net income of RMB7.1 million during the prior year quarter.

Net income per ADS and diluted net income per ADS for the second quarter of 2012 were each RMB0.46 (US$0.08), compared to net income per ADS and diluted net income per ADS of RMB0.26 (US$0.04) and RMB0.24 (US$0.04) respectively in the prior year quarter.

Business Outlook

eLong currently expects net revenues for the third quarter of 2012 to increase by 10% to 20% compared to the third quarter of 2011. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Share Repurchase Program

From the commencement of eLong’s new share repurchase program through August 17, 2012, eLong purchased 158,233 ADSs (representing 316,466 ordinary shares) at a cost of US$2.0 million.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the risk that eLong will not be able to increase our brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its second quarter 2012 unaudited financial results on August 21, 2012 at 8:00 am Beijing time (August 20, 2012, 8:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone, iPad, Android and Windows Phone applications) and 24-hour customer service center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of over 32,000 hotels in China and almost 155,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com, www.elong.net and www.xici.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun. 30, 2011	Mar. 31, 2012	Jun. 30, 2012	Jun. 30, 2012	Jun. 30, 2011	Jun. 30, 2012	Jun. 30, 2012
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	104,569	122,895	153,843	24,216	195,203	276,738	43,560
Air ticketing	32,252	27,158	29,944	4,713	62,411	57,102	8,988
Other	11,654	13,837	13,259	2,087	24,028	27,096	4,265

Total revenues	148,475	163,890	197,046	31,016	281,642	360,936	56,813
Business tax and surcharges	(9,330)	(10,737)	(12,007)	(1,890)	(17,964)	(22,744)	(3,580)

Net revenues	139,145	153,153	185,039	29,126	263,678	338,192	53,233
Cost of services	(36,072)	(41,274)	(46,149)	(7,264)	(70,096)	(87,424)	(13,761)

Gross profit	103,073	111,879	138,890	21,862	193,582	250,768	39,472
Operating expenses:
Service development	(22,706)	(27,236)	(30,494)	(4,800)	(43,247)	(57,730)	(9,087)
Sales and marketing	(54,868)	(66,949)	(90,526)	(14,249)	(98,503)	(157,475)	(24,788)
General and administrative	(12,737)	(14,774)	(14,591)	(2,297)	(25,705)	(29,365)	(4,622)
Amortization of intangible assets	(137)	(251)	(279)	(44)	(274)	(530)	(83)
Charges related to property and equipment	(141)	—	—	—	(141)	—	—

Total operating expenses	(90,589)	(109,210)	(135,890)	(21,390)	(167,870)	(245,100)	(38,580)

Income from operations	12,484	2,669	3,000	472	25,712	5,668	892
Other income/(expenses):
Interest income	5,304	11,606	14,006	2,205	9,895	25,613	4,032
Foreign exchange losses	(8,135)	(617)	(29)	(5)	(11,266)	(646)	(102)
Other	(341)	1,424	65	10	(4,517)	1,489	234

Total other income/(expense), net	(3,172)	12,413	14,042	2,210	(5,888)	26,456	4,164

Income before income tax expense	9,312	15,082	17,042	2,682	19,824	32,124	5,056
Income tax expense	(2,250)	(2,648)	(963)	(152)	(5,036)	(3,612)	(568)
Equity in net income/(loss) of affiliates	57	(551)	(65)	(10)	41	(615)	(97)

Net income	7,119	11,883	16,014	2,520	14,829	27,897	4,391

Net income per share	0.13	0.17	0.23	0.04	0.28	0.41	0.06
Diluted net income per share	0.12	0.17	0.23	0.04	0.27	0.40	0.06
Net income per ADS(2)(3)	0.26	0.34	0.46	0.08	0.56	0.82	0.12
Diluted net income per ADS(2)(3)	0.24	0.34	0.46	0.08	0.54	0.80	0.12
Shares used in computing net income per share:
Basic	55,929	68,587	68,687	68,687	52,675	68,637	68,637
Diluted	57,920	69,342	69,225	69,225	54,969	69,321	69,321
Share-based compensation charges included in:	5,637	6,948	8,168	1,285	10,418	15,116	2,380
Cost of services	432	465	638	100	691	1,103	174
Service development	1,851	2,772	3,221	507	3,275	5,993	943
Sales and marketing	845	1,285	1,069	168	1,564	2,354	371
General and administrative	2,509	2,426	3,240	510	4,888	5,666	892

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.3530 on June 30, 2012 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.
Note 2:	1 ADS = 2 shares.
Note 3:	Non-GAAP financial measures

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2011	Jun. 30, 2012	Jun. 30, 2012
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	411,676	276,839	43,576
Short-term investments	1,433,425	1,566,539	246,583
Restricted cash	61,400	61,400	9,665
Accounts receivable, net	83,311	114,083	17,957
Amounts due from related parties	11,632	19,348	3,046
Prepaid expenses	18,223	41,237	6,491
Other current assets	33,761	60,732	9,559

Total current assets	2,053,428	2,140,178	336,877
Property and equipment, net	44,230	62,028	9,764
Investment in equity affiliates	15,549	18,343	2,887
Goodwill	61,061	61,061	9,611
Intangible assets, net	5,308	7,626	1,200
Other non-current assets	31,142	35,041	5,516

Total assets	2,210,718	2,324,277	365,855

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	60,899	101,678	16,005
Income taxes payable	7,009	13,961	2,198
Amounts due to related parties	2,624	5,463	860
Deferred revenue	20,880	20,917	3,292
Accrued expenses and other current liabilities	111,787	129,616	20,402

Total current liabilities	203,199	271,635	42,757
Other liabilities	1,536	1,494	235

Total liabilities	204,735	273,129	42,992

Shareholders’ equity
Ordinary shares	2,864	2,864	451
High-vote ordinary shares	2,691	2,691	424
Treasury stock	(75,494)	(69,683)	(10,969)
Additional paid-in capital	2,209,469	2,224,428	350,138
Accumulated deficit	(133,547)	(109,152)	(17,181)

Total shareholders’ equity	2,005,983	2,051,148	322,863

Total liabilities and shareholders’ equity	2,210,718	2,324,277	365,855

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2
Hotel Reservations
Room Nights	1,700	2,217	2,702	2,583	9,202	2,844	3,666
Room Night Y/Y	41%	43%	42%	50%	44%	67%	65%
Average Daily Rate Y/Y	(1%)	(9%)	(9%)	(8%)	(7%)	(12%)	(11%)
Commission/Room Night Y/Y	(7%)	(15%)	(12%)	(7%)	(10%)	(19%)	(11%)
Hotel Commissions Y/Y	31%	22%	25%	39%	29%	36%	47%

Air Ticketing
Air Segments	587	568	591	571	2,317	554	525
Air Segments Y/Y	(10%)	(4%)	(6%)	1%	(5%)	(6%)	(8%)
Average Ticket Value Y/Y	11%	7%	0%	4%	5%	1%	5%
Commission/Segment Y/Y	14%	10%	8%	(4%)	7%	(5%)	1%
Air Commissions Y/Y	2%	6%	2%	(4%)	2%	(10%)	(7%)

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges and equity in net loss (income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	7,712	7,119	9,436	15,004	39,271	11,883	16,014
Interest income	(4,591)	(5,304)	(7,166)	(8,587)	(25,648)	(11,606)	(14,006)
Income tax expense	2,786	2,250	2,921	2,790	10,747	2,648	963
Depreciation	4,987	5,206	5,512	5,593	21,298	5,985	6,435
Amortization of intangible assets	136	137	137	137	547	251	279
Share-based compensation charges	4,779	5,637	5,886	5,620	21,922	6,948	8,168
Foreign exchange losses	3,131	8,135	5,923	2,314	19,503	617	29
Other	15	84	161	1,155	1,415	(873)	—

Adjusted EBITDA	18,955	23,264	22,810	24,026	89,055	15,853	17,882

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income and Adjusted Net Income Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	7,712	7,119	9,436	15,004	39,271	11,883	16,014
Share-based compensation charges	4,779	5,637	5,886	5,620	21,922	6,948	8,168
Amortization of intangible assets	136	137	137	137	547	251	279
Foreign exchange losses	3,131	8,135	5,923	2,314	19,503	617	29
Other	3,432	386	263	524	4,605	(40)	(73)

Adjusted net income	19,190	21,414	21,645	23,599	85,848	19,659	24,417

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	52,105	57,920	69,547	69,080	62,298	69,342	69,225
Additional performance units	316	229	214	280	262	390	796

Adjusted weighted average shares outstanding	52,421	58,149	69,761	69,360	62,560	69,732	70,021

Adjusted net income per share	0.37	0.37	0.31	0.34	1.37	0.28	0.35